SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                        Commission file number 000-333215

                                EMPS Corporation
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                             Full Name of Registrant

                                       N/A
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                            Former Name of Registrant

                            875 Donner Way, Unit 705
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           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84108
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                            City, State and Zip Code

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Part II - Rules 12b-25 (b) and (c)
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         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  [X]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

  [X]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


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Part III - Narrative
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         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10- QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  The Company has been unable to complete its quarterly financial statements because the Registrant's independent accountants' review procedures are not completed.

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Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification

                Louis Naegle                   (801)             582-1881
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                    Name                     Area Code       Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                     [X] Yes                           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes                           [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         At the quarter ended September 30, 2001, the primary business activity of EMPS Corporation was the development of a prototype of its electromagnetic particle separation technology. Since then, EMPS Corporation has acquired Caspian Service Group, Ltd., which had significantly greater assets and operations. As a result of the acquisition of Caspian, the Company anticipates that the financial information which will be disclosed in its Form 10-QSB for the three month period ended September 30, 2002 will vary materially from the Company's financial information for the same period of 2001. The Company's results of operations for the three month period ended September 30, 2002 will show a net loss of approximately $220,000.


                                EMPS Corporation
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: November 15, 2002                              By: /s/ Louis Naegle
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                                                       Louis Naegle, President


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